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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          Tender Offer Statement Under
                       Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934
                            (Amendment No. _______)*

                              CASTLE & COOKE, INC.
                       (Name of Subject Company (issuer))

                 DAVID H. MURDOCK - Sole Shareholder of Offeror
                        FLEXI-VAN LEASING, INC. - Offeror
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    148433105
                      (CUSIP Number of Class of Securities)

                                 Roberta Wieman
                            10900 Wilshire Boulevard
                          Los Angeles, California 90024
                            Telephone: (310) 208-6055
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

        Peter J. Tennyson, Esq.                              Brian J. McCarthy, Esq.
 Paul, Hastings, Janofsky & Walker LLP               Skadden, Arps, Slate, Meagher & Flom LLP
695 Town Center Drive, Seventeenth Floor                300 South Grand Avenue, Suite 3400
   Costa Mesa, California 92626-1924                      Los Angeles, California 90071
       Telephone: (714) 668-6200                            Telephone: (213) 687-5000


                            CALCULATION OF FILING FEE

               Transaction valuation*        Amount of filing fee
               N/A                           None required.

*Set forth the amount on which the filing fee is calculated and state how it was determined

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  _____________________
Form or Registration No.:_____________________
Filing Party: ________________________________
Date Filed: __________________________________


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[x]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

                [ ]   third-party tender offer subject to Rule 14d-1.

                [ ]   issuer tender offer subject to Rule 13e-4.

                [x]   going-private transaction subject to Rule 13e-3.

                [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



                                  EXHIBIT INDEX



  Exhibit                                                                                   Page
   Number                              Exhibit Description                                 Number
   ------                              -------------------                                 ------
    a-5.1     Press Release issued by Flexi-Van Leasing, Inc. on March 29, 2000.              3
    a-5.2     Press Release issued by Castle & Cooke, Inc. on March 29, 2000.*                4



* Filing persons are aware that this press release is being released by Castle & Cooke, Inc. and the press release is filed herewith for information purposes only.



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